Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Kubota Pharmaceutical Holdings Co., Ltd. pertaining to the Kubota Pharmaceutical Holdings Co., Ltd. Stock Option Plan, Kubota Pharmaceutical Holdings Co., Ltd. Stock Option Substitution Awards, Kubota Pharmaceutical Holdings Co., Ltd. Restricted Stock Substitution Awards, and Kubota Pharmaceutical Holdings Co., Ltd. Restricted Stock Unit Substitution Awards of our reports dated March 10, 2016, with respect to the consolidated financial statements of Acucela Inc. and the effectiveness of internal control over financial reporting of Acucela Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

December 6, 2016